UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V. (GAP)
ANNOUNCES RESULTS FOR THE SECOND QUARTER 2011

Guadalajara, Jalisco, Mexico, July 27, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the second quarter ended June 30, 2011. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All amounts are presented in nominal pesos.

Summary of Second Quarter 2011 vs. Second Quarter 2010:

●
Total revenues 2Q11 increased 13.7% (Ps. 146.1 million), principally due to a 95.4%, or Ps. 135.1 million, increase caused by revenues from improvements to concession assets per INIF 17. The sum of aeronautical and non-aeronautical revenues increased 1.2% (Ps. 11.0 million), mainly due to a 3.7% (Ps. 6.9 million) increase in revenues from non-aeronautical services and a 0.6% (Ps. 4.1 million) increase in revenues from aeronautical services.

●
In 2Q11, cost of services increased 5.8% (Ps. 13.6 million), mainly as a result of a      Ps. 17.9 million increase in costs for personnel, security, insurance and utilities (principally electricity and water), which was offset by a decrease of Ps. 4.3 million in other operating costs.

●
The increase in aeronautical and non-aeronautical revenues caused the cost of government concession taxes to rise 1.2% (Ps. 0.5 million) in 2Q11. The technical assistance fee, however, decreased 0.5% (Ps. 0.2 million) mainly due to the proportionally higher increase in the cost of services than in aeronautical and non-aeronautical revenues.

●	Operating income declined 0.8% (Ps. 3.0 million).

●
EBITDA decreased 0.5% (Ps. 2.9 million), from Ps. 609.9 million in 2Q10 to Ps. 607.0 million in 2Q11. EBITDA margin declined from 57.3% in 2Q10 to 50.1% in 2Q11 (excluding the effects of INIF 17, EBITDA margin declined from 66.1% in 2Q10 to 65.0% in 2Q11, a decrease of 110 basis points).

●	Net income rose 8.2% (Ps. 14.3 million), mainly due to a decrease in income taxes of Ps. 26.0 million during the quarter.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer Rodrigo Guzmán Perera, Chief Financial Officer	Maria Barona /Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates:   http://twitter.com/aeropuertosGAP

Operating Results

During the second quarter of 2011, the Company registered a decrease of 107.7 thousand total terminal passengers, representing a 2.1% reduction compared to the same period of the previous year. Domestic passenger traffic declined 3.7% (123.0 thousand passengers), while international passenger traffic rose 0.9% (15.3 thousand passengers).

It is important to mention that the decrease in passenger traffic in 2Q11 reflects the impact of the indefinite suspension of Grupo Mexicana de Aviación’s (“GMA”) operations, which took place on August 28, 2010.  Despite the fact that various airlines have initiated routes and increased frequencies to the destinations previously served by GMA, the demand has not yet been met due to a deficit in the number of available seats.

Domestic passenger traffic in 2Q11 had a net decrease of 123.0 thousand passengers compared to 2Q10, primarily as a result of decreases at the airports of Guadalajara (62.8 thousand fewer passengers), Tijuana (47.2 thousand fewer passengers), Guanajuato (14.5 thousand fewer passengers), La Paz (10.8 thousand fewer passengers), Los Mochis (7.1 thousand fewer passengers), Puerto Vallarta (3.6 thousand fewer passengers), Morelia (1.8 thousand fewer passengers) and Manzanillo (0.9 thousand fewer passengers). These declines were partially offset by increases at the airports of Los Cabos (14.8 thousand additional passengers), Mexicali (6.7 thousand additional passengers), Hermosillo (3.0 thousand additional passengers) and Aguascalientes (1.3 thousand additional passengers).

With respect to the decline of domestic passenger traffic at the Guadalajara airport during 2Q11, the decline was primarily attributable to the suspension of GMA’s flights to Puebla, La Paz, Los Cabos and Puerto Vallarta.  Flights to Puerto Vallarta were also affected by the exit of VivaAerobus.  Additionally, the decline was due to the decrease in the frequency of flights to Tijuana by Aeroméxico and Aeroméxico Connect and the suspension of flights by VivaAerobus to Los Mochis and Acapulco, as well as a decline in frequencies by VivaAerobus to Chihuahua, Monterrey and Culiacan. Flights from Guadalajara to Culiacan were also affected by a decrease in frequencies by Volaris. These declines at the Guadalajara airport were partially offset by an increase in frequencies by Volaris to Toluca and Mexicali, by a new route to Cancun initiated by Interjet, the increase in frequencies to Cancun by Volaris and Magnicharters, the initiation of routes to Villahermosa and Tuxtla Gutierrez by VivaAerobus and to Mexicali and Hermosillo by Aeroméxico.  Lastly, the increase in frequencies to Mexico City by Interjet, Aeroméxico, Aeroméxico Connect, Volaris and VivaAerobus, have also benefitted passenger traffic in this airport.

In the Tijuana airport, the decrease was mainly due to the decline in frequencies to Toluca by Volaris due to the effects of substitution with the Mexico City International Airport, the decrease in frequencies to Guadalajara by Aeroméxico and Aeroméxico Connect, the suspension of service to Puebla by Volaris and the decline in frequencies to Guanajuato by Aeroméxico and Volaris. It is important to mention that the Tijuana airport has been experiencing a deceleration as a result of seats not being recovered as well as due to the initiation of various routes by several airlines to Southern California. Since the suspension of GMA’s operations and due to the lack of seats available to Southern California, this airport had been used as an alternative option. As the number of seats to California has recovered, this trend has reverted, causing a reduction in the number of routes to Tijuana.

Second Quarter 2011 Report	Page of 2 of 24

At the Guanajuato airport, the decrease in passengers was mainly due to a decline in frequencies to Mexico City by Aeromar, a decline in frequencies to Tijuana by Aeroméxico and Volaris and a decline in operations by VivaAerobus and Aeroméxico Connect to Monterrey.

The decrease at the La Paz airport was mainly due to the suspension of GMA’s operations and consequently of service by GMA to Guadalajara and Tijuana as well as the suspension of flights to Toluca by Volaris.

On the other hand, during 2Q11, the Los Cabos airport experienced an increase in passengers, principally due to the increase in frequencies to Tijuana, the opening of the route to Mexico City by Volaris and VivaAerobus as well as a result of the increase in frequencies to Monterrey by Magnicharters.

Similarly, the Mexicali airport experienced an increase due to additional frequencies to Hermosillo by Aeroméxico Connect.

International passenger traffic experienced a net increase of 15.3 thousand passengers in 2Q11 compared to 2Q10. This increase was primarily due to 93.2 thousand additional passengers at Guadalajara, 16.8 thousand additional passengers to Guanajuato, 5.1 thousand additional passengers to Aguascalientes, 0.7 thousand additional passengers to La Paz and 0.2 thousand additional passengers to Los Mochis.   These increases were offset by decreases at the airports of Puerto Vallarta (71.7 thousand fewer passengers), Morelia (22.2 thousand fewer passengers), Manzanillo (4.2 thousand fewer passengers), Hermosillo (1.8 thousand fewer passengers), Tijuana (0.5 thousand fewer passengers), Mexicali (0.2 thousand fewer passengers) and Los Cabos (0.1 thousand fewer passengers).

The 17.1% (93.2 thousand passengers) increase at the Guadalajara airport during 2Q11 compared to 2Q10, was mainly due to the initiation of routes to Chicago, Fresno and Las Vegas by Volaris and Aeroméxico, the re-initiation of operations to Ontario by Aeroméxico, the increase in load factors to Houston, due to new equipment, by Continental, the increase in frequencies to Atlanta, Phoenix, Dallas and San Antonio by Delta, US Airways, American Airlines and Aeroméxico, respectively. Additionally, the increase was due to the opening of a route as well as an increase in frequencies to San Jose, California by Alaska Airlines and Volaris.

The increase at the Guanajuato airport was primarily due to the opening of the route and the increase in frequencies by Continental and Aeroméxico Connect to Los Angeles, by an increase in load factors by Continental to Houston and by the increase in frequencies by American Airlines to Dallas.

The increase at the Aguascalientes airport was mainly due to the higher number of frequencies by American Airlines to Dallas.

Second Quarter 2011 Report	Page of 3 of 24

On the other hand, the decrease of 15.7% (71.7 thousand passengers) at the Puerto Vallarta airport was primarily due to the suspension of GMA’s operations which resulted in decreases in frequencies to Los Angeles, San Francisco and Chicago.  Additionally, frequencies by Continental, American and US Airways to their HUBS in Houston, Dallas and Phoenix decreased, due to weak demand. It is important to note that Puerto Vallarta’s yields have softened in recent years due to a changing passenger profile.

The Morelia airport was also affected by the suspension of GMA’s operations, which caused a decline in frequencies to Chicago, Los Angeles and San Jose, California.

Short-Term Expectations

The loss of seats on international routes resulting from the suspension of GMA has been partially absorbed by the main U.S. HUBS as an alternate transportation option. Similarly, as various domestic airlines gradually receive airplanes ordered for fleet expansions, the loss of seats on routes resulting from the suspension of GMA could be recovered.  The Company estimates that by July 2011, 58.4% (compared to 54.6% in June 2011) of the domestic and international seats previously served by GMA will be recovered, mainly by the initiation of new domestic and international routes by Volaris, Continental, VivaAerobus and Aeroméxico.

Domestic Terminal Passengers (in thousands):

Second Quarter 2011 Report	Page of 4 of 24

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Second Quarter 2011 Report	Page of 5 of 24

Second Quarter 2011 Consolidated Results

Total Revenues for 2Q11 increased 13.7%, or Ps. 146.1 million, from Ps. 1,064.8 million in 2Q10 to Ps. 1,210.9 million. This increase is primarily due to Ps. 276.7 million in revenues from improvements to concession assets (INIF 17) in 2Q11 as compared to Ps. 141.6 million in 2Q10. This increase represented 92.5% of the increase in total revenues. Revenues from improvements to concession assets are recognized in our accounting as a result of the adoption of INIF 17, but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of INIF 17 are related to construction undertaken during each quarter in accordance with our Master Development Program. INIF 17 was adopted by the Company beginning in 3Q10; however, for comparative purposes, the effects of INIF 17 are applied to 2Q10 figures as well.

All margins and ratios calculated using “Total revenues” include revenues from improvements to concession assets (INIF 17), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on results that do have a cash impact.

Aeronautical and non-aeronautical revenues

The sum of aeronautical and non-aeronautical revenues increased 1.2%, or Ps. 11.0 million, from Ps. 923.2 million in 2Q10 to Ps. 934.2 million in 2Q11.

-
Aeronautical services revenues increased 0.6% (Ps. 4.1 million) in 2Q11, primarily as a result of a 21.0% (Ps. 11.5 million) increase in revenue from complementary services, landing and parking fees. This increase was partially offset by a decrease in passenger charges of Ps. 8.4 million, or 1.3%, due to a decline in total passenger traffic of 107.7 thousand passengers. Of the total decline in passenger traffic, a decline of 105.6 thousand passengers occurred in the Puerto Vallarta, Morelia and Manzanillo airports, which represent the airports with the second, third and fifth-highest maximum tariffs for the Company. The Tijuana airport, which in 2010 obtained the highest increased in maximum tariff within the Company experienced a decline in passenger traffic of 47.7 thousand passengers in 2Q11.

-
Non-aeronautical services revenues increased 3.7% (Ps. 6.9 million) in 2Q11 compared to 2Q10, mainly due to a Ps. 6.1 million increase in revenues from car parking, leasing of retail space, advertising and leasing space to car rental companies.

Total operating costs in 2Q11 rose 21.7%, or Ps. 149.1 million, as compared to 2Q10, mainly due to a Ps. 135.1 million increase in costs of improvements to concession assets related to the effects of INIF 17. The sum of cost of services, government concession taxes, technical assistance fees, depreciation and amortization increased Ps. 14.0 million, or 2.6%.

Second Quarter 2011 Report	Page of 6 of 24

The increase in total operating costs was primarily a result of the following factors:

›	Cost of services rose 5.8% (Ps. 13.6 million) compared to 2Q10 due to the following:

●   Employee costs increased 9.4% (Ps. 7.9 million) compared to 2Q10, mainly due to increases of Ps. 1.7 million in wages and salaries, Ps. 2.7 million in corporate bonuses and Ps. 3.0 million in employee severance payments.

● Maintenance costs increased 1.4% (Ps. 0.6 million) compared to 2Q10, mainly due to routine maintenance of terminal, platforms, airbuses, hallways and air conditioning.

●   Security and insurance costs increased 18.3% (Ps. 5.0 million) in 2Q11 compared to 2Q10 as a result of the increase in security costs resulting from the implementation of additional security measures required by airport authorities related to checking liquids carried by boarding passengers. Additionally, this increase was the result of higher insurance premiums for the period from November 2010 to October 2011 due to the natural disasters that took place in Chile and Haiti during 2010.

●    Services costs for 2Q11 increased 15.6%, (Ps. 4.3 million) compared to 2Q10, mainly due to the increase in electricity rates for 2011. Electric energy consumption for the quarter rose by Ps. 3.8 million.

●    Other operating costs decreased 8.4% (Ps. 4.3 million) in 2Q11, due to a decrease of Ps. 12.2 million in the reserve for doubtful accounts, it was offset by increases of  Ps. 4.5 million for professional service fees, Ps. 1.5 million for recoverable expenses and Ps. 1.7 million in listing fees.

›
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased 1.2%, (Ps. 0.5 million), while the technical assistance fee decreased 0.5% (Ps. 0.2 million), due to the higher increase in operating costs than revenues, in nominal values.

›
Depreciation and amortization expenses remained practically unchanged, although depreciation costs increased Ps. 13.1 million in 2Q11 due to new investments in fixed assets and improvements made to concession assets.

Cost of improvements to concession assets (INIF 17) increased by Ps. 135.1 million, from          Ps. 141.6 million in 2Q10 to Ps. 276.7 million in 2Q11. The amounts were based on the construction and improvements outlined in our Master Development Programs for each period, and the recorded amounts do not have a cash impact on our results or on the Company’s operations.  The increase observed in 2Q11 resulted from the fact that the investment commitment agreed in the Master Development Programs for our airports for 2011 was the highest investment during the 2010-2014 period.

The Company’s operating margin in 2Q11 declined 450 basis points, from 35.4% in 2Q10 to 30.9% in 2Q11, due in part to the effects of changes in revenues and cost of improvements to concession assets during the periods (operating margin excluding the effects of INIF 17 declined 80 basis points from 40.8% in 2Q10 to 40.0% in 2Q11, mainly due to the increase in costs of services). The nominal value of our operating income declined Ps. 3.0 million.

Second Quarter 2011 Report	Page of 7 of 24

EBITDA margin declined from 57.3% in 2Q10 to 50.1% in 2Q11, (EBITDA margin excluding the effects of INIF 17 declined 110 basis points, from 66.1% in 2Q10 to 65.0% in 2Q11).  As mentioned previously, margins and ratios which include revenues and costs of improvements to concession assets (INIF 17) may not be comparable to ratios and margins that are calculated only with results that have a cash impact. Therefore, although operating and EBITDA margins that include INIF 17 effects declined, nominal results for operating income and EBITDA were not affected.

The comprehensive financing result had a negative variation of Ps. 5.5 million from a gain of Ps. 12.2 million in 2Q10 to a gain of Ps. 6.7 million in 2Q11. This variation was mainly due the change in the effect of exchange rates that went from an exchange rate gain of Ps. 4.7 million in 2Q10 to an exchange rate loss of Ps. 6.0 million in 2Q11. This variation was partly due to the 3.4% devaluation of the peso against the dollar in 2Q10, while in 2Q11 the peso appreciated 1.2% against the dollar. This exchange rate variation generated a decline of     Ps. 10.7 million, which was mainly offset by a Ps. 4.6 million increase in interest income in 2Q11.

Net income in 2Q11 rose Ps. 14.3 million, or 8.2%, compared to 2Q10, mainly driven by a decrease in income taxes. In 2Q10 income taxes were Ps. 211.3 million, while in 2Q11, income taxes were Ps. 185.3 million, thereby generating a net income increase of Ps. 26.0 million. Net income before income taxes declined Ps. 11.7 million.

Second Quarter 2011 Report	Page of 8 of 24

Summary of Consolidated Results for 2Q11 (in thousands of pesos):

2Q10	2Q11	Change
Aeronautical Services	733,684	737,780	0.6%
Non aeronautical services	189,508	196,437	3.7%
Services from improvements to concession assets (INIF 17)	141,607	276,695	95.4%
Total Revenues	**1,064,799**	**1,210,912**	**13.7%**
Cost of services	235,129	248,759	5.8%
Cost of improvements to concession assets (INIF 17)	141,607	276,695	95.4%
Costs Subtotal	**376,736**	**525,454**	**39.5%**
Operating Income	376,666	373,691	-0.8%
EBITDA	609,993	607,000	-0.5%
Net income	175,328	189,665	8.2%
Net income per share (pesos)	0.3125	0.3381	8.2%
Net income per ADS (US dollars)	0.2667	0.2885	8.2%
Operating income margin %	35.4%	30.9%	-12.8%
Operating income margin % (excluding INIF 17)	40.8%	40.0%	-2.0%
EBITDA margin %	57.3%	50.1%	-12.5%
EBITDA margin % (excluding INIF 17)	66.1%	65.0%	-1.7%
Costs subtotal / Total revenues %	35.4%	43.4%	22.6%
Cost of services / Total revenues % (excluding INIF 17)	25.5%	26.6%	4.5%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 11.7191 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at June 30, 2011).

Other Important Data for 2Q11 (in thousands of pesos):

Second Quarter 2011 Report	Page of 9 of 24

Operating Costs for 2Q11 (in thousands of pesos):

First Half 2011 Consolidated Results

Revenues for the first half 2011 rose 14.1%, or Ps. 303.7 million, from Ps. 2,150.3 million in 1H10 to Ps. 2,454.0 million.  The increase in total revenues was mainly due to a Ps. 270.2 million increase in improvements to concession assets (INIF 17), which increased from Ps. 283.2 million in 1H10 to Ps. 553.4 million in 1H11.  This revenue is recognized in our accounting as a result of the adoption of INIF 17, but the recognition does not have a cash impact or an impact on the Company’s operating results. The amounts included as a result of the adoption of INIF 17 are related to construction undertaken in each quarter in accordance with our Master Development Programs. INIF 17 was adopted by the Company beginning in 3Q10; however, for comparative purposes, the effects of INIF 17 are applied to 1H10 results.  INIF 17 “Service Concession Contracts” was approved by the Mexican Committee for the Investigation and Development of Financial Information Standards (CINIF) on December 9, 2009, and it seeks to clarify the accounting policies that must be followed in the treatment of concessions granted by the Mexican Government to private sector companies to provide services that are considered public in nature.

All margins and ratios calculated using “Total revenues” include revenues from improvements to concession assets (INIF 17), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on results that do have a cash impact.

Second Quarter 2011 Report	Page of 10 of 24

Aeronautical and non-aeronautical revenues

The sum of aeronautical and non-aeronautical revenues increased 1.8%, or Ps. 33.5 million, from Ps. 1,867.1 million in 1H10 to Ps. 1,900.6 million in 1H11.

-
Aeronautical services revenues increased 1.2% (Ps. 18.2 million) in 1H11, primarily due to a 1.3% (Ps. 17.8 million) increase in revenues from complementary services, passenger charges, landing fees and airplane parking.  The increase in these revenues was mainly due to an increase in the maximum rates negotiated with the SCT during 2009, and which became effective January 1, 2010. The increase was reflected in the specific prices of passenger charges, landing fees, and other airport services since April 2010. For 2011, however, the increased rates were in effect as of January 1 and a new increase took place as of April.  Revenues from passenger charges increased 0.3%, or Ps. 4.5 million, despite the fact that during 1H11 there was a 2.3% decrease in total passenger traffic, mainly due to the increase of the Maximum Tariff during all of 1H11 as opposed to what occurred in 1H10 when the rates increased until April 2010.

-
Non-aeronautical services revenues increased Ps. 15.3 million.  The main increases correspond to revenues from leasing space, advertising, parking, leasing space to car rental companies, duty free stores and others, which together increased 6.0%, or Ps. 16.7 million, in 1H11, while the space dedicated to time share developments and communications together declined 6.3%, or Ps. 2.9 million, in 1H11.

Total operating costs in 1H11 rose 22.2%, or Ps. 299.4 million, as compared to 1H10, mainly due to a Ps. 270.2 million increase in costs of improvements to concession assets related to the effects of INIF 17. The sum of cost of services, government concession taxes, technical assistance fees, depreciation and amortization increased Ps. 29.2 million, or 2.7%.

The increase in total operating costs was a result of the following factors:

›	Cost of services increased 3.9% (Ps. 17.9 million) compared to 1H10, mainly due to the following:

●        Employee costs increased 6.7% (Ps. 11.7 million) compared to 1H10, mainly due to the fact that 1H11 wages and salaries increased Ps. 3.4 million, corporative bonuses increased Ps. 2.2 million, employee severance payments increased Ps. 2.5 million and social charges and year-end bonus provisions increased Ps. 2.0 million, among others.

● Maintenance costs rose 1.9% (Ps. 1.7 million) with respect to 1H10, mainly due to routine maintenance of terminals, platforms, airbuses, hallways and air conditioning.

●        Security and insurance costs increased 13.5% (Ps. 7.5 million) in 1H11 compared to 1H10, mainly due to the increase in security costs resulting from the implementation of additional security measures required by airport authorities related to checking liquids carried by boarding passengers, as well as higher insurance premiums for the period from November 2010 to October 2011 due to the natural disasters that took place in Chile and Haiti in 2010.

Second Quarter 2011 Report	Page of 11 of 24

●        Services costs for 2Q11 increased 15.6%, (Ps. 4.3 million) compared to 2Q10, mainly due to the increase in electricity rates for 2011. Electric energy consumption for the quarter rose by Ps. 3.8 million.

● Other operating costs decreased 9.1% (Ps. 8.3 million) mainly due to a decrease in the reserve for doubtful accounts in 1H11.

›
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased 1.8%, (Ps. 1.7 million), as well as the technical assistance fee, which increased 1.1% (Ps. 0.7 million) in 1H11, as a result of the higher increase in total revenues than total costs, in nominal value.

›
Depreciation and amortization expenses increased in 1H11 by Ps. 9.0 million, or 2.0%, compared to 1H10, mainly due to an increase in construction in progress, investments in fixed assets, and improvements made to concession assets.

›
Cost of improvements to concession assets (INIF 17) in 1H11 increased Ps. 270.2 million, from Ps. 283.2 million in 1H10 to Ps. 553.4 million in 1H11. The amounts were based on the construction and improvements outlined in our Master Development Programs for each period, and the recorded amounts do not have a cash impact on our results or on the Company’s operations.  The increase observed in 1H11 resulted from the fact that the investment commitment agreed in the Master Development Programs for our airports for 2011 was the highest investment during the 2010-2014 period.

The Company’s operating margin in 1H11 declined 440 basis points, from 37.1% in 1H10 to 32.7% in 1H11, due in part to the effects of changes in revenues and cost of improvements to concession assets during the periods (operating margin excluding the effects of INIF 17, declined 60 basis points from 42.8% in 1H10 to 42.2% in 1H11, mainly due to the increases in costs of personnel, security, insurance and electricity previously mentioned). The nominal value of our operating income rose Ps. 4.3 million.

EBITDA margin declined from 57.9% in 1H10 to 51.3% in 1H11, (EBITDA margin excluding the effects of INIF 17, declined 40 basis points, from 66.7% in 1H10 to 66.3% in 1H11).  As mentioned previously, margins and ratios, which include revenues and costs of improvements to concession assets (INIF 17) may not be comparable to ratios and margins that are calculated on results that have a cash impact. Therefore, although operating and EBITDA margins that include the effects of INIF 17 declined, nominal results for operating income and EBITDA were not affected.

Second Quarter 2011 Report	Page of 12 of 24

The comprehensive financing result had a negative variation of Ps. 4.1 million in 1H11 compared to 1H10, from Ps. 10.7 million in 1H10 to Ps. 6.6 million in 1H11. This variation was mainly due the exchange rate loss that went from a loss of Ps. 9.0 million in 1H10, to a loss of   Ps. 21.0 million in 1H11, resulting in a negative effect of a loss of an additional Ps. 12.0 million. This loss increase was due to the fact that in 1H10, the peso appreciated 1.6% against the dollar, while during 1H11, the peso appreciated 4.9% against the dollar. Therefore, the appreciation was 3 times greater in 2011 than in 2010.  This loss was partially offset by an increase in interest revenues, which increased from Ps. 23.9 million in 1H10 to Ps. 30.9 million in 1H11.

Net income in 1H11 declined Ps. 142.4 million, or 19.5%, as compared to 1H10.  This decline was mainly due to income taxes. In 1H10, the Company had a deferred income tax benefit of     Ps. 162.6 million, while in 1H11, the Company’s deferred income tax benefit declined to Ps. 4.2 million.  The change in the deferred income tax benefit was due to the fact that in 1H10 inflation was 1.4%, while in 1H11 inflation was 0.3%, or 4.7 times less than 2010. This led to a decreased benefit in 1H11 as compared to 1H10.  Additionally, in 1H10 the amortization tax rate on the Los Mochis Airport concession changed and generated a deferred income tax benefit of Ps. 82.2 million. No such effect occurred in 1H11.

Summary of Consolidated Results for 1H11 (in thousands of pesos):

1H10	1H11	Change
Aeronautical Services	1,490,435	1,508,609	1.2%
Non aeronautical services	376,643	391,970	4.1%
Services from improvements to concession assets (INIF 17)	283,215	553,390	95.4%
Total Revenues	**2,150,293**	**2,453,969**	**14.1%**
Cost of services	462,470	480,331	3.9%
Cost of improvements to concession assets (INIF 17)	283,215	553,390	95.4%
Costs Subtotal	**745,685**	**1,033,720**	**38.6%**
Operating Income	798,629	802,884	0.5%
EBITDA	1,246,081	1,259,363	1.1%
Net income	730,746	588,304	-19.5%
Net income per share (pesos)	1.3026	1.0487	-19.5%
Net income per ADS (US dollars)	1.1115	0.8948	-19.5%
Operating income margin %	37.1%	32.7%	-11.9%
Operating income margin % (excluding INIF 17)	42.8%	42.2%	-1.2%
EBITDA margin %	57.9%	51.3%	-11.4%
EBITDA margin % (excluding INIF 17)	66.7%	66.3%	-0.7%
Costs subtotal / Total revenues %	34.7%	42.1%	21.5%
Cost of services / Total revenues % (excluding INIF 17)	24.8%	25.3%	2.0%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 11.7191 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at June 30, 2011).

Second Quarter 2011 Report	Page of 13 of 24

Other Important Data for 1H11 (in thousands of pesos):

Operating Costs for 1H11 (in thousands of pesos):

Second Quarter 2011 Report	Page of 14 of 24

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the first half 2011 were Ps. 1,508.6 million, resulting from an average of Ps. 140.4 per WLU. Regulated revenues accounted for 61.0% of total revenues and 79.4% of our aeronautical and non-aeronautical revenues for the period.

The SCT annually reviews the Company’s compliance with the maximum rates. The Company was in compliance for 2009.  The compliance review for 2010 is currently underway.

Balance Sheet

At June 30, 2011, the Company maintained a balance of cash and cash equivalents of         Ps. 1,865.9 million, of which Ps. 149.9 million are held in a trust for fulfilling the contract for the supply of the checked baggage inspection systems.  It is important to mention that the amount of cash and cash equivalents includes guaranteed deposits of Ps. 230.1 million, which were made by airlines to the Company as a result of the new agreements for collecting passenger charges signed during the fourth quarter 2009.

At June 30, 2011, the Company’s principal assets consisted of the balance of the concession value in the amount of Ps. 16,109.7 million, rights to use airport facilities for Ps. 2,059.0 million and improvements to concession assets and fixed assets of Ps. 4,734.2 million. These balances represented approximately 56.7%, 7.3% and 16.7%, of total assets, respectively.

On January 1, 2011 NIF C-5, “Advance payments and other assets” became effective. The effects of this new regulation were applied retrospectively.  As a result, the amount of advance payments to suppliers, which totaled Ps. 243.6 million in 2010, was reclassified from the Improvements to Concession Assets line to Other Assets. In 1H11, the advance payments to suppliers were Ps. 243.8 million.

Deferred income and recoverable asset taxes increased Ps. 298.6 million at the end of 1H11 compared to 1H10. This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008, which requires that the book value of non-monetary assets are updated only when inflation is greater than 26% for the three years prior.  Therefore, our book value for the concession, rights to use airport facilities, improvements to concession assets and fixed assets are less than the taxable values which are updated.  The increase is primarily the result of deferred ISR for the concession, rights to use airport facilities, improvements to concession assets and fixed assets.

CAPEX

During 1H11, the Company invested Ps. 615.4 million in capital expenditures, only considering those investments actually paid during the period, in accordance with NIF B-2 “Statement of Cash Flows”.

Second Quarter 2011 Report	Page of 15 of 24

Recent Events

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On April 27, 2011, at the Company’s Annual General Shareholders’ Meeting, GAP’s shareholders approved a dividend payment of Ps. 1,040.0 million, or Ps. 1.9231, per ordinary share. The first payment of Ps. 780.0 million was made on May 31, 2011. The second dividend payment of Ps. 260.0 million will be made on or before November 30, 2011.

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On June 29, 2011 the Company published its implementation plan for the adoption of International Financial Reporting Standards (“IFRS”). IFRS will be used by GAP to report financial information beginning on January 1st, 2012. The implementation plan explains the various conceptual differences that the Company must apply upon adoption of these standards.  The implementation plan does not, however, quantify the differences between Mexican Financial Reporting Standards (“NIF”) and IFRS.

Recent Events (Regarding  Grupo México)

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On July 12, 2011, Grupo México, S.A.B. de C.V. (“Grupo Mexico”) filed a form 13D with the Securities and Exchange Commission (“SEC”) stating that it, directly and indirectly through subsidiaries, holds 124.99 million shares of GAP.  This represents 22.3% of GAP’s total outstanding capital stock and 26.2% of GAP’s shares that trade on a stock exchange. However, according to GAP’s corporate by-laws, no Series B shareholder may hold more than 10% of the Company’s capital stock. Furthermore, according to the by-laws, if a person, or group of persons, that holds more than 10% of the Company’s capital stock, said person or group of persons is obligated to sell the excess shares via a public offering in conformity with local legislation. If the shares are not sold, the excess shares will not have voting rights and will not be represented in any shareholder meeting.

-
On June 13, 2011, Grupo Mexico S.A.B. de C.V. announced its intention to acquire over 30% of the Company’s outstanding shares. In their release they inform that consequently, according to the regulations of the Mexican Banking and Securities Commission (the “CNBV”) GRUPO MEXICO must make a public tender offer (Oferta Pública de Adquisición or “OPA”) for up to 100% of the Company’s outstanding shares.  Grupo Mexico also declared that it expected to pay up to Ps. 50 (fifty pesos) per share. Grupo Mexico stated that the OPA was subject, among other things, to:  a) obtaining the necessary governmental authorizations, including that of the CNBV and the Mexican Federal Antitrust Commission (“COFECO”); b) GAP abstaining from placing back in the stock market the treasury shares acquired through its share repurchase program, and c) that there exist no material adverse change that has a substantial effect on GAP’s value.

Second Quarter 2011 Report	Page of 16 of 24

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On June 14, 2011, GAP announced that: i) Article Ten of the Company’s by-laws on share participation limits states under item 1 that: ”Series B shareholders, whether as individual holders or jointly with related parties, are not permitted to hold more than 10% (ten percent) of the total outstanding capital stock of the Company, unless the limits on shareholding participation are modified in accordance with Article Twelve or as allowed under Article Fourteen, both of the current corporate by-laws”, ii) Paragraph 2 of Article Twelve states that: “In case a person, either individually or jointly with related parties, were to acquire a percentage of shares greater than the participation limits set forth by Article Ten, said person or group of persons would be obligated to sell any excess shares beyond the participation limits through a public share offering according to current laws. Should this offering not take place, any excess shares would have no voting rights and would not be represented in any shareholders’ meeting.” The Company also informed that the by-laws described have not been modified and consequently, are valid.

-
On July 19, 2011, GAP announced that it had been notified that a preventive measure had been declared by the Mercantile Court of the city of Guadalajara, Jalisco in a trial initiated by one of GAP’s shareholders against GAP and its management that requires the Company to adhere to its by-laws. Additionally, it requires that all legal action be taken in order to comply with the by-laws of GAP, specifically Article X and Article XII of these by-laws.

-
On July 22, 2011, GAP reported that, in compliance with the preventive measure declared by the Mercantile Court of the city of Guadalajara, Jalisco, in defense of its fundamental rights and based on Article 17 of the Mexican Constitution, it has initiated a protection proceeding in federal court in order to defend its by-laws.  This complaint, filed in response to certain actions by the CNBV related to its review of Grupo Mexico’s request for an OPA, was admitted by the court after proper notification on July 20, 2011.

-
On July 22, 2011, Grupo Mexico announced that it had been notified regarding the protection proceeding filed by GAP, which in the opinion of Grupo Mexico, was intended to interfere with Grupo Mexico’s ability to exercise the OPA which intention to do so had announced on July 13, 2011.  Grupo Mexico stated in said announcement that, in their opinion, by trying to prevent the OPA required by law, GAP’s relevant managers and board members were acting in detriment to the Company and against the interests of its shareholders. Furthermore, the release stated that the actions of the relevant managers and the board members were neither appropriate to their responsibilities nor were the actions in accordance to their mandates under the Company’s by-laws and applicable laws. Grupo Mexico also informed that it was aware that the judge had denied issuing the preliminary injunction requested by GAP to prevent the CNBV from reviewing Grupo Mexico’s request for an OPA.

-
However, on July 26, 2011, GAP reported that on July 25, 2011, a Mexican federal court of last resort issued a final decision granting GAP’s request for a preliminary injunction suspending certain of the CNBV’s actions, thereby prohibiting the CNBV from issuing a decision regarding its review of the OPA until resolution of the protection proceeding.

Second Quarter 2011 Report	Page of 17 of 24

The same court ruled that the restriction, contained in Article 101 of Mexico’s Securities Market Law (Ley del Mercado de Valores or the “LMV”), is not applicable until the propriety of the OPA is established. As a result, GAP’s defense of its by-laws as valid as per Article 48 of the LMV is proper.

Changes in Accounting Policies

As of January 1, 2011, the following new accounting rules became effective:

●	B-5, Financial information by segment
●	B-9, Financial information as of intermediate dates
●	C-4, Inventories
●	C-5, Advance payments and other assets
●	C-6, Property, plant and equipment
●	Changes to 2011 Financial Reporting Norms

As of the date of this report, some of the mentioned NIF regulations have been adopted by the Company; however, the Company continues determining all of the effects of these new regulations on its financial results.

In August 2010, INIF 19, “Change derived from the adoption of the international financial reporting standards” was published.

This INIF establishes disclosure rules for companies that are either required to or voluntarily adopt the International Financial Reporting Standards (IFRS) as the regulatory basis for the presentation of financial statements.

As a result and according to the new INIF, GAP informs the following:

GAP, as a public company trading on the Mexican Stock Exchange, by law has to report its financial information according to IFRS as of the fiscal year 2012.

GAP plans to adopt IFRS on January 1, 2012, even though early adoption is permitted.

As of the date of this report, GAP has conceptually analyzed the differences between NIF and IFRS, but the Company has not yet determined exactly how the effects will impact the Company’s financial statements once GAP adopts the new rules. Therefore, the Company is unable at this time to disclose any amounts or monetary effects in this regard.

* * *

Second Quarter 2011 Report	Page of 18 of 24

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Second Quarter 2011 Report	Page of 19 of 24

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	2Q10	2Q11	Change	1H10	1H11	Change
Guadalajara						
Aeronautical services	266,409	278,752	4.6%	517,767	531,495	2.7%
Non aeronautical services	61,325	69,188	12.8%	120,004	132,377	10.3%
Improvements to concession assets (INIF 17)	40,088	46,407	15.8%	80,176	92,815	15.8%
Total Revenues	**367,822**	**394,347**	**7.2%**	**717,947**	**756,686**	**5.4%**
Operating Income	156,655	190,570	21.6%	313,953	350,499	11.6%
EBITDA	**241,081**	**259,346**	**7.6%**	**463,782**	**486,910**	**5.0%**
Tijuana						
Aeronautical services	109,393	103,382	-5.5%	202,584	205,203	1.3%
Non aeronautical services	22,407	21,699	-3.2%	44,910	44,316	-1.3%
Improvements to concession assets (INIF 17)	27,942	48,528	73.7%	55,883	97,056	73.7%
Total Revenues	**159,741**	**173,608**	**8.7%**	**303,377**	**346,575**	**14.2%**
Operating Income	49,175	38,079	-22.6%	79,670	80,870	1.5%
EBITDA	**84,882**	**75,408**	**-11.2%**	**150,970**	**154,245**	**2.2%**
Puerto Vallarta						
Aeronautical services	101,694	92,701	-8.8%	251,135	242,844	-3.3%
Non aeronautical services	37,048	34,111	-7.9%	74,516	73,335	-1.6%
Improvements to concession assets (INIF 17)	25,954	55,649	114.4%	51,908	111,298	114.4%
Total Revenues	**164,696**	**182,461**	**10.8%**	**377,559**	**427,476**	**13.2%**
Operating Income	71,093	48,831	-31.3%	183,149	165,109	-9.8%
EBITDA	**100,211**	**84,227**	**-16.0%**	**241,346**	**231,077**	**-4.3%**
Los Cabos						
Aeronautical services	115,876	122,541	5.8%	242,593	249,338	2.8%
Non aeronautical services	44,315	45,104	1.8%	87,439	89,834	2.7%
Improvements to concession assets (INIF 17)	34,456	102,893	198.6%	68,912	205,786	198.6%
Total Revenues	**194,646**	**270,538**	**39.0%**	**398,945**	**544,957**	**36.6%**
Operating Income	94,299	97,672	3.6%	201,053	201,699	0.3%
EBITDA	**117,856**	**123,715**	**5.0%**	**248,155**	**253,275**	**2.1%**

Second Quarter 2011 Report	Page of 20 of 24

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	2Q10	2Q11	Change	1H10	1H11	Change
Hermosillo						
Aeronautical services	34,044	35,333	3.8%	66,349	67,619	1.9%
Non aeronautical services	5,626	5,843	3.9%	11,700	11,654	-0.4%
Improvements to concession assets (INIF 17)	2,645	8,100	206.2%	5,289	16,200	206.3%
Total Revenues	**42,315**	**49,275**	**16.4%**	**83,337**	**95,473**	**14.6%**
Operating Income	8,538	10,660	24.9%	16,968	18,894	11.3%
EBITDA	**20,315**	**23,096**	**13.7%**	**40,526**	**43,466**	**7.3%**
Guanajuato						
Aeronautical services	31,351	32,861	4.8%	62,355	63,779	2.3%
Non aeronautical services	6,943	7,365	6.1%	13,513	14,463	7.0%
Improvements to concession assets (INIF 17)	1,728	9,863	470.8%	3,457	19,725	470.6%
Total Revenues	**40,022**	**50,089**	**25.2%**	**79,325**	**97,967**	**23.5%**
Operating Income	13,500	10,257	-24.0%	21,934	18,385	-16.2%
EBITDA	**23,916**	**22,863**	**-4.4%**	**42,685**	**42,399**	**-0.7%**
Others (1)						
Aeronautical services	74,918	72,210	-3.6%	147,651	148,331	0.5%
Non aeronautical services	11,844	13,127	10.8%	24,560	25,991	5.8%
Improvements to concession assets (INIF 17)	8,794	5,255	-40.2%	17,590	10,511	-40.2%
Total Revenues	**95,556**	**90,593**	**-5.2%**	**189,802**	**184,833**	**-2.6%**
Operating Income	- 3,509	- 14,603	316.2%	- 11,862	- 19,362	63.2%
EBITDA	**31,028**	**22,986**	**-25.9%**	**57,232**	**54,682**	**-4.5%**
Total						
Aeronautical services	733,684	737,780	0.6%	1,490,435	1,508,609	1.2%
Non aeronautical services	189,508	196,437	3.7%	376,643	391,970	4.1%
Improvements to concession assets (INIF 17)	141,607	276,695	95.4%	283,215	553,390	95.4%
Total Revenues	**1,064,799**	**1,210,912**	**13.7%**	**2,150,293**	**2,453,969**	**14.1%**
Operating Income	389,751	381,465	-2.1%	804,866	816,094	1.4%
EBITDA	**619,291**	**611,642**	**-1.2%**	**1,244,697**	**1,266,055**	**1.7%**

(1)"Other" includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Second Quarter 2011 Report	Page of 21 of 24

Exhibit B: Consolidated Balance Sheet as of June 30 (in thousands of pesos):

Second Quarter 2011 Report	Page of 22 of 24

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Second Quarter 2011 Report	Page of 23 of 24

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

Second Quarter 2011 Report	Page of 24 of 24

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 27, 2011